April 13, 2007


By facsimile to (212) 909-6836 and U.S. Mail

Kevin J. Groman, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, AZ 85254

Re:	RSC Holdings Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed March 27, 2007
File No. 333-140644

Dear Mr. Groman:

	We reviewed the filing and have the comments below.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 37

1. Please present and label pro forma and historical amounts for both issued and outstanding shares. Similarly revise the capitalization table.

Unaudited Pro Forma Condensed Consolidated Statements of Income,
page
38

2. We have reviewed your response to prior comment 19. You have revised this note to show the calculation of the interest adjustment associated with the recapitalization debt. Please similarly revise footnote 4 to show the computation of the interest removed related to the relief of intercompany debt and the extinguishment of debt resulting from the application of the proceeds of the offering.

3. We have reviewed your response to prior comment 21. Please revise your pro forma statement of income to show net income applicable to common shareholders on its face. This comment applies also to the statement of income presented in your financial statements and your summary and selected financial data sections. See footnote 2 to SAB
Topic 6:B.

	Annual Performance Incentive, page 81

4. We note these disclosures made in response to prior comment 33:

* In 2006, Messrs. Foster, Graham, and Ledlow were eligible for a revenue growth multiplier that could increase the percentage bonus payment not to exceed a 50% maximum.

* The multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1% and EBIT% goals are achieved.

Please revise to clarify how the revenue growth multiplier operates, and to disclose what impact it had on the 2006 bonuses paid to these executives.

Long-Term Incentive Compensation, page 82

5. Please disclose when the Compensation Committee will establish financial performance targets for 2007. If the Committee has already set the targets, please disclose them.

Monitoring, Transaction and Indemnification Agreements, page 95

6. Please expand the disclosure to include the information that you gave us in response to prior comment 41 regarding comparability of the required fees and terms of these agreements to those common in transactions of like size and complexity with similarly situated sponsors.

Statement of Stockholders` Equity (Deficit), page F-5

7. It appears based on your disclosures that you only repurchased
85.5% of your old common shares from the Group and that the remaining common shares owned by the Group were exchanged for new common shares. If true, please present the exchange of shares separately in the statement of stockholders` equity (deficit).

8. It appears that just prior to the recapitalization transaction there were 8,833,900 shares of old common stock outstanding and immediately after the recapitalization transaction there were 2,395,100 shares of new common stock outstanding as adjusted for the
100-for-1 stock split. Please tell us whether you considered retroactively reflecting the shares cancelled and issued similar to a
1-for-3.69 reverse stock split in the old and new shares columns of the statements of stockholders` equity (deficit). Naturally, the dollar amount columns would not be retroactively adjusted. These changes would result in 2,395,100 shares being outstanding just prior to the recapitalization transactions. 85.5% of those shares would be shown as being repurchased. The remaining old shares would be shown as being exchanged for new shares. The new shares would be shown as being issued to return the number of shares outstanding just after the transaction to 2,395,100. Disclosure would be included of what was effectively a reverse stock split as well. This modification would also appear to result in making your EPS information more meaningful to readers for all periods presented.

9. We have reviewed your response to prior comment 52. It is unclear how your proportionate share of common costs differs from an allocation of costs as contemplated by question 2 in SAB Topic 1:B.1.
If all costs charged to you by Atlas Copco North America Inc. were the result of the specific identification of expenses, please disclose this fact. Otherwise, please disclose the methodology that you used in allocating costs. Where different methodologies were used for different costs, please identify and describe the methodology used for each cost. Please refer to question 2 in SAB Topic 1:B.1.


Note 2.  Summary of Significant Accounting Policies, page F-9

10. We have reviewed your response to prior comments 54 and 55.
By
lease acquisition costs and costs associated with acquiring equipment to be leased, we meant costs such as employee salaries and/or other allocations associated with obtaining new leases or acquiring new equipment. If these types of amounts are expensed as incurred, so state. If lease acquisition costs like these are deferred and amortized on a straight-line basis over the minimum lease term, so state. If costs like these associated with acquiring new equipment are capitalized and depreciated over the life of the asset, so state.
For any amounts like these deferred and/or capitalized, please also disclose the types of amounts deferred and the types of amounts capitalized. Also, please tell us the methodology used to allocate these types of costs to each lease or asset, as applicable.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, RSC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RSC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.



	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RSC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RSC requests acceleration of the registration statement`s effectiveness, RSC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RSC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RSC may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RSC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.


	You may direct questions on accounting comments to Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Matthew E. Kaplan, Esq.
	Jeffrey J. Rosen, Esq.
	Debevoise & Plimpton LLP
	919 Third Avenue
	New York, NY 10022

	William B. Gannett, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005



Kevin J. Groman, Esq.
April 13, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE